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                                     TOMKINS

                                  TRANSCRIPT of
                                 CONFERENCE CALL

                            WEDNESDAY APRIL 30TH 2003

                               CHAIRMAN: JIM NICOL

                                  INTERCALL UK

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STEVE DEVANY
Welcome everybody, sorry to keep you hanging round a bit but there have been quite a large number of people trying to get on to the call. So I hope that everybody is on now. I am Steve Devany, I am the Head of Corporate Communications at Tomkins. On the line with me from Detroit is Jim Nicol our Chief Executive and Ken Lever our Finance Director. Jim will start off the call with a short presentation, I hope you have had a chance to download the slides which are available on our website which is www.tomkins.co.uk. After the presentation, we will open it up for questions and answers so perhaps without more ado I will hand over to Jim.

JIM NICOL
Thank you Steve. I am turning now to the presentation named Recommended Offer for Stackpole Ltd. If you can turn to page 2, we have previously announced our strategy in our most recent financial document indicating that in industrial power motors, we intend to build upon our market leading position in power transmission by focussing upon acquiring expertise in other areas, including powertrain and drivetrain. And this transaction fits within that strategic focus. Turning to page 3, in turns of powertrain market trends, keep in mind that world wide, we believe this is a 130B US dollar market, there is first only limited sourcing and modularisation, 80% of the components and modules are currently produced in house by OEM's, complete modules increase value added content supplier intend to benefit from that. OEMs need to increase performance and reduce costs, again we believe that this is best handled by a tier one supplier that sees the powertrain environment with a number of vehicles. Clearly there is heightened consumer demand and stricter legislative requirements supporting this, a desire for the OEMs to have new programmes at lower costs and that represents higher performance solutions.

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In terms of supplier globalisation, the OEMs continue to develop a global power train platform, clearly we are seeing a number of OEMs joining together in one case for example, Peugeot and Ford, Peugeot and BMW, to focus on one engine platform together.

In terms of industry consolidation, obviously if you look at the rest of the vehicle, there has been tremendous consolidation in different parts of the vehicle like the interior. If you look at the interior of the vehicle, globalisation and consolidation started probably in the late 80s, through the 90s, a build up of companies like Johnson Controls and Lear where they took on an increasing responsibility from the OEMs in the outsourcing of the entire interior rather than selective purchase of individual parts like door panels, instrument panels etc and we anticipate the same type of phenomenon to happen to the powertrain/ drivetrain area.

If I can ask you to turn to page 4, the details of the offer, it is at Canadian $33.25 per share, amounting to Canadian 333 million or 143 million pounds at these exchange rates. It represents 39.4% premium over the closing share price of Canadian $23.85 cents on 28th April 2003. It is conditional on customer conditions including two thirds acceptance and regulatory clearances. It is irrevocable, there is an irrevocable undertaking to accept the offer in respect of approximately 52% of the common shares by the controlling stock holder. It is to be financed out of existing cash resources, it is accretive to earnings in 2003 and the offer document is to be posted during the next few weeks and the offer is to remain open for 35 days.

Turning to page 5, just to give you a snapshot of Stackpole, it is Canadian based public company, traded on the Toronto stock exchange. It manufactures and assembles powdered metal components and systems and assemblies, primarily for automotive engines and transmissions. It has established a technology leadership position in powdered metal, powertrain components and various

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proprietary manufacturing processes. Over the past 5 years, Stackpole has achieved a 10% compounded annual sales growth rate, it employs 1,500 employees at 5 divisions in Canada and one in the UK. Its key customers include GM, DaimlerChrysler, Ford, New Venture Gear. We believe it has a strong and dynamic management team a number of whom I have known for many years and it has in our view, attractive growth prospects combined with its excellent track record.

Turning to page 6, just a snapshot of the financials, its sales increased from in 2001 of 227,242,000 Canadian to 266,953,000. Its ebitda increased over the same period from 43,400,000 to 53,066,000. Similarly the ebit increased in 2001 20,901,000 to 30,416,000.

Turning to the next page, page 7, it gives you some indication of the location of these facilities. The Ontario facilities for those of you who are not familiar, are very well placed to service key markets in Detroit which is just on the other side of the border from Windsor, and also the area of just east of Toronto. And then of course we have a facility, or Stackpole has a facility in Cheltenham, Gloucestershire which serves the European market with products.

Next page, again it gives you some idea of the types of products you will see at the top of the products chart, they produce a number of relatively sophisticated products including planetary carrier systems, powdered metal transmission components, powdered metal club components and engine transmission oil pumps.

In conclusion on the last page, we believe Stackpole is a high quality business, it is focussed on an attractive growth segment in the automobile industry, it is generating above average margins with good growth potential. It is in possession of a sound technology base, we believe it is run by a strong

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management team and we think it will be an excellent fit with Tomkins, the
Tomkins management team and our strategy that we pursue for powertrain/drive train.

With that, I am going to turn and go to questions.

CHARLES BURROWS
Hi there gentlemen. Just, very interesting acquisition and obviously powdered metal has been a very high growth area. Two questions really, one, do you see significant opportunities to use powdered metal in your existing product areas? And why do you need to own it in that case rather than buy it in? And also Jim, if you could give us perhaps an update on your thoughts on how you are defining powertrain and drivetrain so we can get a feeling of sort of other areas that you might be interested in around the engine area?

JIM NICOL
Sure, I guess in terms of the powdered metal components, I mean the main attractiveness of this product area is frankly that in itself it is an attractive product. Obviously we have a number of new hard part initiatives that we are pursuing at Tomkins, things like the GEM10 and EMD, which involves a hard parts literally produced, many of these right now are components that are die cast in machines, sometimes they are specked by and done by third parties, sometimes we do them ourselves. For us it seems an attractive area to extend our offering beyond this in powdered metal. We think that powdered metal market, because it is a ? part, it is probably going to see more applications throughout the transmission and engine area, particularly because a lot of this activity will not be .... OEMs in efforts to obviously create more efficient systems and more cost effective systems. With specific reference to Stackpole in the powder metal area, they have patented technology for high strength applications that we find particularly attractive, they are an industry leader, they are

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displacing some older technology in transmissions, for example, in gear applications where they are replacing cutting machine steel for example with powdered metal. Other components and modules that Stackpole focus on right now, oil pumps and planetary carrier systems for engine transmissions for example, and has engineering black box capability and applications, we don't believe there is any other competitor that has this capability, at least to this extent. We believe that the kind of system knowledge coupled with the system knowledge that we have in our technology centres, particularly in Rochester Hills where we analyse the dynamics of the engine, will blend well with the activities they have, will be better utilised our technology centres by enhancing what Stackpole already has on offer as part of ...... In terms of the other areas that we might be interested in, clearly with this acquisition, we are extending beyond just the front end accessory drive, we do want to look at other engine components, maybe in the valves area for example, but there will always be a focus on technology, we don't want to get out there and just buy commodities in the powertrain and drivetrain area. We are interested in companies like Stackpole that have focussed on technology that has patents, that has a young and dynamic management team, and that have a strong view on where they can grow their business and how that might work within Tomkins.

CHARLES BURROWS
Thank you.

DAVID SENOW
Hi, good morning, it looks like a great deal for shareholders. I thought there was an interesting parallel you drew between yourselves and JCI and Lear, I guess that implies that there are other areas of the engine and power train that you are looking at. If you look out three years, I mean, how big do you see this business being for you, it sounds like it could be a home run, what will you be in then that you aren't in now?

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JIM NICOL
Well I think we will have the bigger recognition from the customer and a bigger presence with the customer in engineering and transmission systems. And I think you know, if there is any, perhaps negative segment that customer about Tomkins powertrain focus, it might be the perception that we were just a belt Manufacturer. Clearly we have moved away from that with GEM10 and EMD. I think this will continue to have the customer focus on our full capabilities in this area. And I would expect that ... Other growth opportunities and through the credibility that has come from our programmes like the ??, we have also got some new technology that we continue to look at to with respect to CVT etc, that we expect will get better presence with the customers from this acquisition. You have to bear in mind that although it has been a tremendous growth opportunity, I think in the case of JCI and Lear with respect to interiors over the past 10 to 15 years, when we approached the power train area, we, it was very important for us to continue to build on our engineering strength which today I think has somewhat, has not been harnessed as much as it can be. We are going to be selective, we are going to make, to continue to make the decision where we need to make or buy and you know I think Charles in his first comments said well maybe we can buy in some of this stuff. That is certainly the case and as we move forward and have a bigger presence with the customer, better harnessed our internal engineering and have a better focus on key manufacturing areas with proprietary technology, at every step we will make the decisions as to whether or not we should buy in or make.

DAVID SENOW
Great, thank you.

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NICK WILSON
Hi, good afternoon, it is Nick Wilson at Dresdner. Just trying to get a feeling for the potential expansion of this business, I mean at the moment obviously it looks quite US centric business so there are opportunities for you to get greater leverage in particular the UK and European markets. And I am also interested, I know that Gates operate in a slightly different part of the engine but are there opportunities using some of the potential Gates distribution and sales to try and get incremental leverage for the business on top of that as well?

JIM NICOL
Yes, it is a good point. First of all, I have got to be careful to the extent of what I talk about with Stackpole, which is a separate public company and we haven't kind of, obviously haven't put the ? Into action. But they have publicly stated that they have been approached by European based other OEMs to set up a powdered metal capability in Europe because of their recognised strengths in North America. Obviously, the type of customer that they are talking to in Europe we have a very strong relationship, particularly at the engineering area, in the engineering area, we expect to basically get the synergies of both those groups working together to penetrate and ultimately open a powdered metal capability in Europe. I think we are examining the products that they presently produce, clearly ?? We have a third party ? that we push through our after market distribution network in North America, we expected them and the products and the potential offerings in the powdered metal area and see if once we have concluded this transaction, we can leverage what our after market people can bring to the situation by providing more product.

NICK WILSON
Thank you.

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SAM KINGDOM
Thank you, just one question really, the business is clearly forecasting strong growth this year and probably beyond, what are the capital requirements going forward relative to depreciation?

KEN LEVER
Of the Stackpole business going forward?

SAM KINGDOM
Yes

KEN LEVER
Well I think it depends on the plans that we actually develop for the business. Ongoing, clearly there are a number of growth plans in place so it is likely that the capital requirements will be in excess of depreciation but it is too early to say exactly by how much.

SAM KINGDOM
OK, I mean, it is just if you look over the last 3 years, capex has slightly lagged depreciation, I am just trying to understand the dynamic of it.

KEN LEVER
Well if you look at any manufacturing business, it goes through periods when it is best to develop its capacity and then it is obviously using the capacity and it is moving the business on to a new platform. The business has achieved compound annual growth rates of 10% over the last 5 years and clearly it is well positioned to grow going forward and there will be requirements to look at developing the capacity within the business. But obviously one of the benefits of bringing it into Tomkins is the fact that we can look at ways of integrating their facilities into our own existing facilities. So obviously the capital plans they might have had as a stand alone entity will be reviewed and may well, in fact are likely to change as a consequence. So it is too early to say really.

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SAM KINGDOM
OK, thank you.

GRAHAM PHILIPS
Yes, thanks gentlemen. Three questions if I could, just firstly, on the growth, what struck me a little bit about the growth here that Stackpole has shown, and they are forecasting for this year a 10% growth I see on their release that came out at the beginning of the year for the end of last year's results, but given that their major customers, Daimler, G M and Ford, and Ford in particular looking for double digit declines in production in the second quarter, is it that they are on particular models that is enabling them to grow beyond that, perhaps give us an idea of what they are? Secondly which is just on the workforce, can you give us an idea what may be unionised plants vs not and if there is a pension on the balance sheet? And thirdly just on the raw materials, do you know who they are sourcing them from and what, there may be some upward pressure on pricing for raw materials for powdered metal, what may be going on there?

KEN LEVER
Shall I just pick up the pension point first of all? The company does have some defined pension arrangements and in fact they do have small deficits but they are very small.

JIM NICOL
And I guess in terms of the growth opportunity, obviously I have to be quite circumspect because we probably have more knowledge of the business than the public. But clearly Graham, one of the big attractions here is the growth prospects and I think the reason why Ken was probably not too specific about the capex requirements is because frankly the number of opportunities this company has to pursue growth, particularly in the more sophisticated programmes like carriers, so they publicly announced a 10% growth, obviously

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we intend to enhance that going forward. As to your question about exposure to people like Ford and General Motors, clearly the types of programmes they are on, some of them are being shared now by GM and Ford, and so again it is frankly not so much a platform as obviously who the engine and the transmission that they have got and these engines and transmissions are going ... So notwithstanding there may be some OE decline, we think the penetration levels .. Frankly penetrating on new programmes or not has not been done in the past and some of those programmes are being shared.

GRAHAM PHILLIPS
Do you know if they are going more into the light truck segments vs the car side on those engines and transmissions?

JIM NICOL
Some of them certainly have light truck applications, yes.

GRAHAM PHILLIPS
OK

JIM NICOL
And then on raw material, quite frankly I can't recall their raw material suppliers but they are on a long term arrangement which is quite attractive.

GRAHAM PHILLIPS
And the workforce, are they unionised plants?

JIM NICOL
Some of the plants (inaudible) ...

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GRAHAM PHILLIPS
.....Canadian autoworkers....

JIM NICOL
....there is one plant that is unionised in the Toronto area and that plant is with the steel workers.

GRAHAM PHILLIPS
Sorry, one is with Canadian autoworkers and the other...?

JIM NICOL
No, no, no, there is one plant in ?? Ontario that is unionised with the united steel workers.

GRAHAM PHILLIPS
Oh, OK.

JIM NICOL
It is not the CAW or the UAW.

GRAHAM PHILLIPS
OK. Thanks very much.

JIM NICOL
Thanks Graham.

SANJIT SUNDER
Hi, good day, just two questions please, are you disclosing break fee if any and the second question, has CIBC, the advisors to Stackpole provided a fairness opinion?

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JIM NICOL
Sorry, it is a little bit hard to hear you from this end. You were asking about whether there was a break fee and secondly whether CIBC has provided a fairness opinion?

SANJIT SUNDER
Yes, that's right.

JIM NICOL
I think the problem I think we have with that disclosure is that has to form part of the document that is ultimately distributed, and which will be distributed by obviously our advisors in the next ten days.

SANJIT SUNDER
OK. Thank you.

MARK CUSACK
Yes, good afternoon. I guess I have got three questions. Can you tell us how much of Stackpole historic 5 year growth is organic? Secondly whether you will be incurring any restructuring spend, I think Ken indicated that there may be some facility integration or sharing, what the cost of that might be? Thirdly, whether you will be willing to give us some indication as regards when the acquisition might hurdle your WACC? And lastly, if there is any, I mean you have touched on it but is there any real synergy, is there a situation where you feel there is good margin upside in terms of either getting more, getting facility integration or reorganisation or work force issues, matters like that, or is it just a matter of saying it is a growth business that would be pretty much you know, isolated within Tomkins as a whole?

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JIM NICOL
OK, I will deal with the synergies first. Obviously we think there are a number synergies that we ? During the On the buy side, obviously we have got some open capacity in some of our buildings in Europe here where we could put in some of the new growth opportunities that they would otherwise have to spend on, I think it is very clear that the issue that Ken was referring to about being ..

MARK CUSACK
Can you speak up a tiny bit Jim? You are fading

JIM NICOL
I am sorry about this, about the connection. It is With respect to the synergies, we have identified a number of specific synergies as part of the due diligence process particularly in the buy side, in the sort of normal integration synergies. Obviously in terms of management support as they grow as a business, we have got an infrastructure in place that we intend to utilise. We also have some open capacity in one or two of our facilities in North America. I think part of the plan absent those facilities for Stackpole would be to set up their own new facilities due to expansion so I think to the extent that Ken was referring to utilisation of that type of capability of ours, or facilities of ours, that was the kind of reorganisation focus that we can offer that up to them. I think the bulk of the, in terms of the growth over the past 5 years, it has been virtually all organic growth to my knowledge. And in terms of WACC, I will turn over to you Ken.

KEN LEVER
The acquisition, if you look at the return on invested capital in relation to weighted average cost of capital in year one, it won't cover weighted average cost of capital, we certainly hope within the next two years we would exceed weighted average cost of capital.

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MARK CUSACK
OK, and just to confirm the answer to the first question suggested zero restructuring spend, is that fair?

JIM NICOL
Yes

MARK CUSACK
OK. thank you.

JOHN NOVAK
Jim, was there a competitive bidding process?

JIM NICOL
Yes, there was John.

JOHN NOVAK
OK thank you.

OPERATOR
There are no further questions at this time, please continue.

JIM NICOL
OK. I would like to thank everyone for attending today and I look forward to talking to you in the future. Thank you.

OPERATOR
For those of you wishing to review this conference, the replay facility can be access by dialling the UK on country code 44 1452 550000, within the UK, 0845 245 5205, the reservation number is 132172. Thank you for participating.